UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of April 2005

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

This Report on Form 6-K shall be deemed to be incorporated by reference into Harmony’s Registration Statement on Form F-4 (Registration No. 333-120975), as declared effective on February 28, 2005 by the U.S. Securities and Exchange Commission, and the related prospectus, dated February 25, 2005, filed pursuant to Rule 424(b) under the United States Securities Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

NEWS RELEASE FROM HARMONY

1 April 2005

Harmony disposes of Bendigo stake

Harmony today announced that it had disposed of its remaining 11.6% stake in Bendigo in Australia for A$32 million.

“While the Bendigo project has an exciting future, it does not fit our long term business strategy,” commented Bernard Swanepoel, Harmony CE.

The disposal, at a price of A$1.10 a share, resulted in Harmony realising a small profit of A$3 million.

“These funds could best be put to use in the Australasian region in investments such as Hidden Valley and Wafi, our exciting project in Papua New Guinea, which will deliver growth to our offshore production base,” concluded Bernard.

ENDS

Issued by (direct line, mobile, email):

Harmony Gold

Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Vusi Magadana	+27 11 684 0140	+27 72 157 5986

Beachhead Media & Investor Relations

Jennifer Cohen	+27 11 214 2401	+27 82 468 6469	jennifer@bmsa.co.za
Patrick Lawlor	+27 11 214 2410	+27 82 459 6709	patrick@bmsa.co.za

JSE: HAR

NYSE: HMY

ISIN No.: ZAE000015228

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 4, 2005

Harmony Gold Mining Company Limited

	By:	/S/ NOMFUNDO QANGULE
	Name:	Nomfundo Qangule
	Title:	Chief Financial Officer